                                                                    EXHIBIT 13.1

                                  WEINGARTEN

                                    REALTY

                                   INVESTORS



                                 ACQUISITIONS

                                NEW DEVELOPMENT



                                  RENOVATIONS

                              ANNUAL[1994] REPORT

WEINGARTEN REALTY INVESTORS [WRI] IS AN EQUITY-BASED REAL ESTATE INVESTMENT TRUST (REIT). HEADQUARTERED IN HOUSTON, WRI FOCUSES PRIMARILY ON THE DEVELOPMENT, ACQUISITION, AND LONG-TERM OWNERSHIP OF ANCHORED NEIGHBORHOOD AND COMMUNITY SHOPPING CENTERS IN THE SOUTHWEST. AT THE CLOSE OF 1994, OUR PORTFOLIO INCLUDED 161 INCOME PRODUCING PROPERTIES TOTALING 16.3 MILLION SQUARE FEET IN EIGHT STATES.

        FOUNDED IN 1948, WE RESTRUCTURED TO A REIT AND WENT PUBLIC IN 1985. OUR PERFORMANCE AS A PUBLIC COMPANY HAS BEEN AMONG THE BEST IN OUR INDUSTRY. THIS IS A PRODUCT OF NEARLY 50 YEARS OF REAL ESTATE EXPERIENCE (IN BOTH GROWTH AND RECESSIONARY CYCLES) COMBINED WITH A SEASONED MANAGEMENT TEAM FOCUSED ON SPECIFIC SEGMENTS OF REAL ESTATE. IN ADDITION TO DEVELOPING AND ACQUIRING PROPERTIES, WE ADD VALUE TO THEM THROUGH CONSISTENT, HIGH-QUALITY OPERATIONS THAT INCORPORATE RENOVATION, RETAILER RECYCLING, AND ON-GOING PROPERTY MANAGEMENT. WE CONDUCT BUSINESS WITH A COMMITMENT -- AS A COMPANY AND AS INDIVIDUALS -- TO INTEGRITY, FAIRNESS, AND PROFESSIONALISM.

        OUR OBJECTIVE IS TO MAXIMIZE LONG-TERM RETURNS TO SHAREHOLDERS, EMPLOYEES, AND TENANTS, AS WELL AS TO THE COMMUNITIES IN WHICH WE OPERATE. AND THAT, IN FACT, IS HOW IT HAS WORKED THROUGHOUT OUR HISTORY. OUR COMMON SHARES ARE TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL WRI.

FINANCIAL HIGHLIGHTS  Weingarten Realty Investors

Amounts in thousands, except per share amounts     1994       1993       1992
                                                 --------   --------   --------
Revenues                                         $120,793   $103,282   $ 89,959
                                                 --------   --------   --------
Funds from Operations:
  Net Income                                     $ 43,788   $ 36,249   $ 20,081
  Depreciation and Amortization                    26,842     23,382     21,291
  Extraordinary Charge                                                    1,167
  (Gains) Loss on Sales of Property
   and Securities                                     234     (1,631)    (1,807)
                                                 --------   --------   --------
    Funds from Operations                        $ 70,864   $ 58,000   $ 40,732
                                                 ========   ========   ========
Property (at cost)                               $735,134   $634,814   $540,671

Weighted Average Number of Common
 Shares Outstanding                                26,190     24,211     17,503

Per Share:
  Net Income                                     $   1.67   $   1.50   $   1.15
  Cash Dividends                                 $   2.28   $   2.16   $   2.04


FUNDS FROM OPERATIONS

In millions of dollars
94 --------------------------------- 70.9
93 ------------------------ 58.0
92 --------------- 40.7
91 ------------ 36.4
90 ---------- 33.9

DIVIDENDS PER SHARE

In dollars
94 --------------------------------- 2.28
93 ----------------------------- 2.16
92 -------------------------- 2.04
91 ------------------------1.92
90 ---------------------- 1.88

PORTFOLIO GROWTH

Building area, in millions of square feet
94 --------------------------------- 16.3
93 ---------------------------- 15.0
92 ----------------------- 13.5
91 -------------------- 12.6
90 ---------------- 11.5

TOTAL ASSETS BEFORE DEPRECIATION

In millions of dollars
94 --------------------------------- 873
93 --------------------------- 770
92 -------------------- 623
91 ----------------- 575
90 -------------- 534

RENTAL REVENUES

In millions of dollars
94 --------------------------------- 112.2
93 ------------------------ 95.8
92 ------------------- 85.2
91 -------------- 76.5
90 --------- 67.7

CAPITAL STRUCTURE

In millions of dollars

DECEMBER 31, 1994

Total debt--------------> 230

Total market capitalization------ 999

TO OUR SHAREHOLDERS

WE ARE PROUD TO REPORT THAT 1994 WAS AN EXCELLENT YEAR FOR OUR COMPANY. GROWTH OCCURRED IN EVERY AREA OF THE COMPANY'S OPERATIONS. IN THE 12 MONTHS ENDED DECEMBER 31, 1994:

.We invested approximately $100 million in acquisitions, new development, and the growth of our existing portfolio.
.Rental revenues increased 17.2% to $112.2 million.
.Net income of $43.8 million increased 20.8%. On a per share basis, net income rose to $1.67 -- an 11.3% increase from the prior year.
.Funds from operations (FFO) were $70.9 million, up 22.2% over 1993. We generated $2.71 per share in 1994, compared to $2.40 in 1993, for an increase of 12.9%.
.We paid shareholders $2.28 per share in dividends, up from $2.16 in 1993.
.We culminated our first decade (1985-1994) as a public equity REIT by extending our uninterrupted record of annual dividend increases to 10 consecutive years. (Over this period WRI's annual total return to investors averaged 15.5%, compared to 9.7% for the National Association of Real Estate Investment Trusts' (NAREIT) All Equity Index for public equity REITs and 11.5% for the Standard & Poor's 500 Index).
.We entered into a new, unsecured credit agreement totaling $150 million.

        Each of these highlights underscores 1994's excellent performance. And while it is important to note that FFO for the year benefited from some non-recurring items totaling $1.3 million (about $0.05 per share), the 10.8% increase in FFO per share over 1993, excluding these unusual items, is respectable in its own right.

        Given our operating gains, how do we explain the price performance of WRI's shares in 1994? We believe we are experiencing certain market conditions that have put pricing pressure on the entire REIT industry, including our own shares. Two contributing factors to this situation are: 1) a rise in interest rates that pulled investment capital out of real estate stocks and into alternative investments; and 2) a dramatic increase in the number of public REITs (which has doubled in two years) that spread available investment capital over a much broader base, creating more supply than demand. Nevertheless, we are firm in our conviction that the strength of our balance sheet, and a seasoned management team, combined with the investment discipline of having well positioned real estate assets, will continue to differentiate us as a quality company. Real estate is not a quarter-to-quarter business, and this is not a short-term oriented company. Our growth potential, goals, and strategy go well beyond that. Hence, we are enthusiastic about WRI's accomplishments in 1994 and optimistic about our future.

OUR STRONG PORTFOLIO GREW EVEN STRONGER Altogether, WRI acquired and/or expanded 11 properties totaling nearly 1.2 million square feet of retail and industrial space. At the end of the year, our portfolio of 161 income-producing properties included 141

                PUEBLO ANOZIRA SHOPPING CENTER, TEMPE, ARIZONA


                             [PHOTO APPEARS HERE]



Acquired this year, Pueblo Anozira's 149,000 square feet of retail space is 96% leased and is anchored by a 61,000-square foot Fry's Food and Drug. WRI plans to develop additional pad buildings on this 17.7-acre project.

                      THE VILLAGE ARCADE, HOUSTON, TEXAS

                             [PHOTO APPEARS HERE]


Since opening in early 1992, The Village Arcade has been among Houston's most successful specialty retail centers. Phase II of The Village Arcade broke ground during the fourth quarter of 1994 and will more than double the size of this award-winning center when completed in late 1995.

neighborhood and community shopping centers, with the balance in industrial
(16), residential (3), and office space (1). We also commenced development of two retail projects for approximately 300,000 square feet in Houston.

        Rental revenues for the year increased to $112.2 million from 1993's $95.8 million, through a combination of acquisition, new development, and rental rate increases from existing properties. Our leasing team renewed and re-leased 491 spaces totaling 1.5 million square feet at an average rental rate increase of 6%. Occupancy was 92.7% in the shopping center division and 91.9% for the entire portfolio. Same store sales for our retailers were relatively unchanged from 1993, in line with the national retail market.

        Property acquisitions during the year continued at an aggressive pace. We acquired seven retail shopping centers and two industrial complexes adding over 1.1 million square feet to our portfolio. Four of these retail centers are in the Phoenix metropolitan area, bringing WRI's retail developments in that city to six. We also purchased a major shopping center in Oklahoma City, our fourth property in that market. The balance of our growth occurred in San Antonio and Houston.

        WRI began construction on two new developments and completed second phases on two existing properties in Houston. Construction was completed on our 244,000 square foot Northwest Crossing Shopping Center anchored by Marshall's, Boot Town, Michael's, and a 116,000-square foot Target (corporately owned). An additional 52,000-square foot final phase will open in early 1995. This center, a joint venture, is currently 97% leased.

        We also began construction on the 87,000-square foot, Phase II expansion of Cypress Pointe Shopping

                                   [GRAPHIC]

Residential neighborhoods surrounding the area known as The Village have made the transition from some of Houston's oldest to some of its most upscale and cohesive communities. Centered within these oak-lined boulevards just west of Rice University and The Texas Medical Center, The Village Arcade has become the new symbol of community for these neighborhoods. Its classical architecture and human-scale streetscape recall the town centers and marketplaces of small-town America. Yet, The Village



Arcade's exciting mix of retail and dining makes it very much a response to today's busy, demanding shopper. Shops such as Eddie Bauer and The Limited Group will soon join The Gap in anchoring the 191,000 square feet of retail space. The center's open-air orientation will feature escalators in the central courtyard leading from street-level to second-story shops. And long-time Houston residents will even get a nostalgic tug from a replica of the marquee of the vintage Village Theater.

                               [END OF GRAPHIC]

            BRYANT SQUARE SHOPPING CENTER, OKLAHOMA CITY, OKLAHOMA

                             [PHOTO APPEARS HERE]

In mid-1994, WRI remerchandised and remodeled Bryant Square with a new anchor retailer, Academy Sporting Goods. Academy's 52,000-square foot store, with its 100,000-item, $1-million inventory, is the chain's first outside of Texas. The Oklahoma City center is 270,000 square feet and includes other major retailers such as CR Anthony, Eckerd Drugs, Michael's and Beall Brothers.

Center. Prior to year end, 16,000 square feet of this new space was leased and on-line, while the remaining space opened in January, 1995. The completed center will aggregate 283,000 square feet, anchored by Kroger, Venture (corporately owned), CompUSA, Baby Superstore, and Office Max.

        In October, we began development of a 107,000-square foot addition to The Village Arcade with signed leases totaling over 61,000 square feet with such retailers as The Limited Group, Eddie Bauer, and Banana Republic. This enormously successful specialty retail center is in the heart of the Rice University - Texas Medical Center area.

        During the second quarter, WRI purchased 11.6 acres directly across from The Galleria, Houston's world renowned retail center. By the end of the year, construction was underway on our 190,000-square foot Post Oak Centre, of which 90,000 square feet is pre-leased. When complete in late 1995, Post Oak Centre will represent one of WRI's flagship developments, with a diverse mix of retailers, including Barnes & Noble, Marshall's, and CompUSA. This high-profile location is in the midst of nearly 30 million square feet of office space, and a daytime population of some 220,000 people.

        WRI also completed construction on two mini-warehouse storage facilities (128,000 square feet), which utilized excess unimproved land previously sitting idle. Our 50% joint venture partner, an experienced mini-warehouse operator, will manage these facilities.

WE UPGRADED AN ALREADY HEALTHY CAPITAL STRUCTURE Our capital structure remained strong and healthy, as reflected in our continued "A+" Standard & Poor's rating and our recently announced "A2" rating from Moody's. At the end of 1994, WRI's total debt was $229.6 million, a very manageable 18.6% debt to total capitalization ratio, well below the REIT industry's average of 41%. Our cash flow covered our interest payments over six times for the year. Our average cost of debt for 1994 was 6.8%, compared to 8.1% for 1993.

        In November, we replaced our two existing secured

                                   [GRAPHIC]


When our long-time tenant and regional supermarket chain Appletree downsized, WRI replaced the seven vacated stores with Kroger, Fiesta, Randalls, and Gerland's supermarkets. The transition, which was completed in early 1994, has continued to provide an uninterupted source of basic goods and services for these residential neighborhoods.


                                    KROGER

                                   GERLANDS

                                    FIESTA

                                   RANDALLS

                                   APPLETREE

                               [END OF GRAPHIC]

                             [PHOTO APPEARS HERE]

                  CAMELBACK SHOPPING CENTER, PHOENIX, ARIZONA

                             [PHOTO APPEARS HERE]

One of six shopping centers acquired by WRI in the Phoenix metropolitan area, Camelback is a 135,000-square foot shopping center anchored by Smith's supermarket, Office Max and a 100,000-square foot Target (corporately owned).

$100 million revolving credit facilities with an unsecured $150 million syndicated revolving credit agreement with an initial three-year term at a more favorable rate. At year end, WRI had over $63 million of funds available to support our acquisition and new development efforts going forward.

POSITIONED FOR MORE GROWTH   This company's history of success is based on
our belief in the fundamental long-term value of real estate as an investment and our disciplined approach to adding to the value of such assets. We expect 1995 to be a year of continued challenges, as well as one of many opportunities.

        We will continue to acquire and develop predominantly neighborhood and community shopping centers as well as selected industrial projects. In 1995 our two new developments will add 300,000 square feet with a total investment of approximately $40 million. We are also aggressively pursuing new acquisitions (with $25 million presently under contract) as well as additional development opportunities. We are operating from a very flexible financial position, with substantial credit availability at attractive costs.

        As always, we are grateful for the trust and efforts extended by our shareholders, employees, business associates, tenants, trust managers and the communities of which we are a part. You can be sure we will continue to conduct our business in a manner designed to reward us all.

Very truly yours,

[signature of Standford Alexander
 appears here]
Stanford Alexander


[Signature of Martin Debrovner
 appears here]
Martin Debrovner

March 2, 1995

[PHOTO APPEARS HERE]

Stanford Alexander
Chairman/Chief Executive Officer



[PHOTO APPEARS HERE]

Martin Debrovner
President/Chief Operating Officer

                  Northwest Crossing Shopping Center, Houston




                             [Photo appears here]







WRI added 95,000 square feet of retail space to Northwest Crossing during 1994, bringing its total to 244,000 square feet (including a 116,000-square foot Target, corporately owned). With its occupancy level currently at 97%, Northwest Crossing now includes Marshall's, Boot Town, Michael's and many other retailers and restaurants.

[photo appears here]

A key component in many of WRI's neighborhood and community shopping centers is the concept of "pad" locations or stand-alone facilities such as restaurants and banks. Pad locations are usually along the perimeter of a center, where they have maximum visibility, as well as drive-in, drive-out convenience.

     Tenants are typically high-profile, well-recognized regional, national and local chains. Among our many pad location tenants are such relative newcomers as Outback Steakhouse, China Coast, World Savings, and others such as Black-Eyed Pea, McDonald's, and Steak & Ale, who have been with us for many years.

[photo appears here]

                     Management's Discussion and Analysis
               of Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND THE COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA APPEARING ELSEWHERE IN THIS REPORT. HISTORICAL RESULTS AND TRENDS WHICH MIGHT APPEAR, SHOULD NOT BE TAKEN AS INDICATION OF FUTURE OPERATIONS.

BUSINESS ENVIRONMENT Weingarten Realty Investors owned and operated 141 anchored shopping centers, 16 industrial properties, 3 multi-family residential projects, and one office building at December 31, 1994. Of the Company's 161 developed properties, 129 are located in Texas (including 81 in Houston and Harris County). The Company's remaining properties are located in Louisiana (11), Arizona (6), Arkansas (6), Oklahoma (4), New Mexico (3), Maine (1) and Tennessee
(1). The Company has over 2,600 leases and 1,900 different tenants. Leases for the Company's properties range from less than a year for smaller spaces to over thirty five years for larger tenants; leases generally include minimum lease payments and contingent rentals for payment of taxes, insurance and maintenance and for an amount based on a percentage of the tenants' sales. The Company's revenues and occupancy rates are directly affected by the square footage leased and the business environment and conditions of the markets in which the Company owns and operates its properties. The Company's results of operations are also significantly affected by the property operating expenses, cost of capital and acquisition and development of additional properties. Following is a summary of selected key indicators (in thousands, except for percentages):

                                 1994      1993      1992
                               --------  --------  --------
Rental revenues                $112,233  $ 95,791  $ 85,178
Occupancy rate                       92%       92%       93%
Square footage leased            14,956    13,802    12,479
Renewal rental rate increase        5.7%      1.8%      2.4%

Property--at cost              $735,134  $634,814  $540,671
Property acquisitions and
  new development--
  at cost                      $100,458  $ 91,008  $ 61,872
Building square footage:
  Acquisitions and new
    development                   1,302     1,483     1,119
  Total                          16,271    14,994    13,467

Debt (weighted average):
  Outstanding                  $181,595  $138,323  $267,727
  Interest rate                     6.8%      8.1%      7.8%


        The Company considers the renewal rental rate as one of the best indicators for changes in overall rental rates for the Company's properties. The rate presented herein is the percentage change in the weighted average rental rate for shopping center space renewed by existing non-anchor tenants. Renewals of anchor tenants are excluded from the computation, because their leases are of a much longer term (and therefore, generally result in significant increase upon renewal) and the extensive space leased by anchors could significantly skew the overall average rate.

        The 1994 economic performance of the southwestern United States in which the Company has its primary operations improved over 1993, however, this improvement still generally lagged the national economy. The overall economic conditions of these areas can be illustrated through total retail sales (as distinguished from same store sales), and leading economic indicators as published:

                                        1994     1993
                                       ------   ------
Total Retail sales for:
   United States                          7.7%     6.3%
   Houston                                5.6%     1.0%
   Texas                                  7.3%     4.3%

(Source: U. S. Department of Commerce)

Leading economic indicators for:
   United States                          3.6%     3.8%
   Houston                                4.9%     3.2%
   Texas                                  6.2%     5.0%
(Source: Texas Perspective, Inc.)


ACQUISITION AND NEW DEVELOPMENT ACTIVITIES Since occupancy rates have remained constant and rental rates have only shown modest increases in the past three years, increases in revenues are mainly due to the acquisition and new development of additional properties. Such activities had the following effects (in thousands) on the Company's rental revenues from:


                               1994       1993       1992
                             --------   --------   --------
Base property                $ 84,816   $ 81,415   $ 81,077
Acquired and developed
  property                     27,417     14,376      4,101
                             --------   --------   --------
     Total                   $112,233   $ 95,791   $ 85,178
                             ========   ========   ========


        In the above schedule, "base property" includes property acquired before 1992 and "acquired and developed property" includes property acquired or developed during 1992 through 1994.

RESULTS OF OPERATIONS Rental revenues increased by 17.2% or $16.4 million from $95.8 million in 1993 to $112.2 million in 1994 and by 12.4% or $10.6 million from $85.2 million in 1992 to $95.8 million in 1993. Of

                                   [GRAPHIC]

The capital structure of WRI has never been stronger. Our sound financial position is demonstrated through our cash flow to total interest coverage of over six times and a debt to total capitalization of 18.6%. Recently, in support of these and other positive indicators, WRI received upgraded ratings from both Standard & Poor's and Moody's. We are one of only two publicly traded REITs with such superior ratings.

                                    RATED

                                      A+

                                   STANDARD
                                   & POOR'S


                                      A2

                                    MOODY'S

                               [END OF GRAPHIC]

                        Post Oak Centre, Houston, Texas

                             [PHOTO APPEARS HERE]

This 11.6-acre landmark site, across from The Galleria in Houston's most dynamic retail area, is being developed as one of WRI's flagship properties. When complete in late 1995, its 190,000 square feet of prime space will further broaden the area's retail and dining mix. Among its anchors are Marshall's, CompUSA and Barnes & Noble.

these increases, property acquisitions and new development contributed $13.0 million in 1994 and $10.3 in 1993. Since occupancy rates have remained consistent during the periods, the remaining portion of these increases is due primarily to increased rental rates obtained from releasing and renewals of existing space.

        Interest income was $3.4 million in 1992, $5.3 million in 1993 and $5.8 million in 1994. This increased income is mainly the result of investing approximately $50 million of excess funds from a stock offering in March 1993 in marketable debt securities.

        Equity in earnings of real estate joint ventures and partnerships has increased from $.7 million in 1992 to $1.1 million in 1993 to $1.3 million in 1994. These increases are the result of additional investment in entities accounted for under the equity method. Other income increased from $.6 million in 1992 to $1.1 million in 1993 to $1.5 million in 1994. These increases were primarily due to lease cancellation income.

        Direct costs and expenses of operating the Company's properties (i.e., depreciation and amortization, operating and ad valorem tax expenses) increased from $47.3 million in 1992 to $53.6 million in 1993 to $61.6 million in 1994. These increases are primarily due to property acquired and developed during these periods. Overall, direct operating costs and expenses as a percent of rental revenues has remained relatively constant at 56% in 1992 and 1993 and 55% in 1994.

        Interest incurred on debt outstanding during the periods increased from $11.2 million in 1993 to $12.4 million in 1994. This increase was due to an increase in the weighted average debt outstanding from $138.3 million in 1993 to $181.6 million in 1994 offset partially by a decrease in the weighted average interest rate of 8.1% in 1993 to 6.8% in 1994. Interest expense charged to current operations, however, increased in 1994 by only $.6 million due to the decrease in the average interest rate mentioned above and an increase in the amount of interest capitalized on projects under development during 1994. Interest incurred on debt outstanding decreased from $20.7 million in 1992 to


                                   [GRAPHIC]

In the middle of the thirteenth-largest business district in the United States, the area in southwest Houston known as the Galleria, there have always been oak trees -- during all of those decades when the venerable Sakowitz department store dominated these surroundings and even before that, when this acreage was pasture land for horses and cattle. When Post Oak Centre opens its doors to the shopping public, it will look out onto many of those same oaks. In preparing the site, WRI either relocated or built around these natural landmarks, preserving one of the site's most identifiable characteristics.

                               [END OF GRAPHIC]

[PHOTO APPEARS HERE]
                                      15

$11.2 for 1993. This decrease was due almost entirely to a decrease of $129.4 million in the weighted average amount of debt outstanding as a result of the use of proceeds from a public offering of common shares that were used to reduce debt and the conversion of all the Company's convertible debt during 1993. The Company capitalized $.9 million less interest in 1993 than in 1992 due to reduced levels of development in 1993. As a result, interest expense decreased from $18.7 million in 1992 to $10.0 million in 1993.

        The majority of the change in gains (loss) on sales of properties and securities from 1993 and 1994 related to the gains realized in 1993 as a result of fires at two of the Company's properties; there were no similar occurrences in 1994. The fires had no material impact on the Company's earnings for 1993 or 1994. The $1.8 million gain in 1992 was the result of selling the Company's investment in government backed debt securities and two small tracts of undeveloped land. Additionally, the Company had a $1.2 million extraordinary charge for the early retirement of debt in 1992; no such charges occurred in 1993 or 1994.

        As a result of these changes, net income increased from $20.1 million in 1992 to $36.2 million (an 80.1% increase) in 1993 to $43.8 million (a 21.0% increase) in 1994. Net income per common share increased from $1.15 in 1992 to $1.50 (a 30.4% increase) in 1993 to $1.67 (an 11.3% increase) in 1994.

FUNDS FROM OPERATIONS The Company considers funds from operations (defined by NAREIT as net income plus depreciation and amortization, less gains (loss) on sales of property and securities) to be an alternative measure of the performance of any equity REIT since such measure does not recognize depreciation and amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. Funds from operations do not represent cash flows from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

        Funds from operations increased to $70.9 million in 1994 compared to $58.0 million in 1993 and $40.7 million in 1992. The majority of the increase relates to the impact of the Company's acquisitions and new development programs. For further information of the changes between years, see "Results of Operations" above.

CAPITAL RESOURCES AND LIQUIDITY The Company anticipates that cash flow from operating activities will continue to provide adequate capital for all principal payments as well as dividend payments in accordance with REIT requirements, and that cash on hand, borrowings under its existing credit facilities, the use of corporate and project financing, as well as other debt and equity alternatives will provide the necessary capital to achieve growth. Cash flow from operating activities as reported in the Statements of Consolidated Cash Flows increased to $65.5 million for 1994 from $57.6 million for 1993 and $38.3 million for 1992.

        Cash dividends increased to $59.7 million in 1994, compared to $52.3 million in 1993 and $36.2 million in 1992. The Company satisfied its REIT requirement of distributing at least 95% of ordinary taxable income for each of the three years ending December 31, 1994 and, accordingly, federal income taxes were not provided in these years. The Company's dividend payout ratio for 1994 and 1993 approximated 84.2% and 90.2% of the 1994 and 1993 funds from operations (defined as net income plus depreciation and amortization, less gains (loss) on sales of property and securities), respectively. Recently, the Company's Board of Trust Managers approved an increase in the quarterly dividend per common share from $.57 to $.60.

        In 1994, the Company continued to expand its portfolio of income producing properties. This growth resulted from both acquisitions of existing properties, both shopping centers and industrial property, and development of new shopping centers. The Company added, in millions,

                     Interpak Industrial Complex, Houston

                             [PHOTO APPEARS HERE]

WRI added approximately 389,000 square feet to our industrial portfolio in 1994. Included was a 295,000-square foot warehouse and distribution center in joint venture with Interpak Terminals. The two-building, rail-served complex is 100% occupied by Interpak, a leading custom-packager of thermoplastic resins.

$100.5, $91.0 and $61.9 of new property during 1994, 1993 and 1992, respectively.

        Total debt outstanding at December 31, 1994 was $229.6 million compared to $147.7 million at December 31, 1993, and $243.6 million at December 31, 1992. In 1994, the Company increased total debt $81.9 million primarily to fund the acquisition and new development programs. Three of the Company's acquisitions were financed, in part, through the assumption of $13.4 million of debt with interest rates ranging from 7.5 to 9.75%. The remainder of the purchase price of the acquisitions was financed through the use of revolving credit debt and the issuance of 300,000 common shares.

        Following is the percentage of the Company's debt to equity and debt to total capitalization as of December 31:

                                 1994     1993     1992
                                ------   ------   ------
Debt to equity                     54%      35%     59%*
Debt to total market
  (equity) capitalization          19%      13%     26%


* Excludes convertible debentures and notes which were converted to equity in 1993.

        During 1994, the Company replaced its two existing secured bank revolving credit agreements totaling $100 million with a new syndicated bank agreement. This new revolver, in addition to being usecured, is also at a more favorable rate. The agreement has an initial three year term which is renewable annually. The Company is currently negotiating with the syndicate to increase the amount available under the credit agreement.

        At December 31, 1994, the Company had approximately $63 million of funds available to support the growth of the Company. These funds were available through a combination of $4 million available under the revolving line of credit, $29 million of uncollateralized government debt securities and a $30.0 million closed but unfunded loan from an insurance company.

        In 1993, the Company had reduced total debt by calling all $123.0 million of outstanding convertible note and debenture issues. The issues were converted into 3.9 million common shares, all of which had a beneficial anti-dilutive effect on earnings per share. During March 1993, the Company raised $113 million of new capital through an equity offering of 2.8 million common shares. Although a large portion of these proceeds were initially used to reduce short-term revolving credit debt, the proceeds were ultimately the primary source of the Company's capital needs for the year. Approximately $91.0 million was invested in new assets, consisting of acquisitions totaling 1.3 million square feet, the development of new shopping centers and capital improvements to existing properties.

EFFECTS OF INFLATION The rate of inflation was on the rise in 1994, but was inconsequential to the Company's operations. The Company has structured its leases, however, in such a way as to remain largely unaffected should significant inflation occur. Most of the leases contain percentage rent provisions with the Company to receive rentals based on the tenants' gross sales. Many leases provide for increasing minimum rentals during the terms of the leases through escalation provisions. In addition, many of the Company's leases are for terms of less than ten years, which allows the Company to adjust rentals to changing market conditions when the leases expire. Most of the Company's leases require the tenant to pay a large portion of operating expenses. As a result of these lease provisions, increases due to inflation, as well as tax rate increases which are usually anticipated to occur, generally do not have a significant adverse effect upon the Company's operating results.

PORTFOLIO OVERVIEW

                                  # OF      Building Area   Land Area
                               PROPERTIES    (in sq ft)     (in sq ft)
                               ----------   -------------   ----------
 PORTFOLIO BY LOCATION
 Grand Total                      161        16,271,181     71,186,718
 Houston                           81         8,897,808     37,605,447
 Texas (excluding Houston)         48         4,085,055     18,230,189
 Louisiana                         11         1,141,473      6,005,740
 Oklahoma                           4           678,036      3,172,742
 Arkansas                           6           598,617      2,251,604
 Arizona                            6           558,725      2,423,704
 New Mexico                         3           177,162        931,444
 Maine                              1           114,589        481,550
 Tennessee                          1            19,716         84,298

 PORTFOLIO BY CLASSIFICATION
 Grand Total                      161        16,271,181     71,186,718
 Shopping Centers                 141        13,293,346     55,857,667
 Industrial                        16         2,652,735      6,420,000
 Multi-Family Residential           3           204,100        430,470
 Office Building                    1           121,000        170,931
 Unimproved land                                             8,307,650

 NEW DEVELOPMENTS IN 1994
*Northwest Crossing, Houston,
  TX  (75%)                                      95,287        416,524
*River Pointe Mini-Storage,
  Conroe,  TX                                    32,288         96,679
*Little York Mini-Storage,
  Houston,  TX                                   31,536        123,756
 Cypress Pointe, Houston,  TX                    15,698        169,369

 ACQUISITIONS IN 1994
 Windsor Hills Center,
  Oklahoma City, OK                             234,604      1,231,646
*Interpak, Houston, TX (75%)                    221,074        361,592
 Pueblo Anozira Shopping Center,
  Tempe, AZ                                     149,104        769,115
 Camelback Village Square,
  Phoenix, AZ                                   134,500        542,758
 Fountain Plaza (Phase II),
  Scottsdale, AZ                                107,255        459,994
 Central Park VII(Phase II),
  Houston, TX                                   103,485        282,843
 Squaw Peak Plaza, Phoenix, AZ                   61,033        219,542
 Amber's/Gold's Gym (Parkway
  Plaza), College Station, TX                    60,000        240,000
 Oak Park Village,
  San Antonio, TX                                56,284        221,112
 Post Oak Center, Houston, TX                                  504,826
 Griggs Road, Houston, TX                                        9,675


                                   [GRAPHIC]

WRI currently has 161 income-producing projects primarily in the Southwest. Eighty-one of the properties are located in Houston, Texas, the Company's corporate headquarters. As WRI has grown, it has concentrated on markets that are a natural extension of its home base.

                               [END OF GRAPHIC]

[PHOTO APPEARS HERE]

*Denotes partial ownership. The
 Company's interest is 50% except
 where noted.
                                      19

                                Trust Managers

                             [PHOTO APPEARS HERE]


Seated, from left to right are, Martin Debrovner, Marc J. Shapiro, Stanford Alexander and Andrew M. Alexander. Standing, from left to right are, Douglas W. Schnitzer, Melvin A. Dow, Joseph W. Robertson, Jr., and Stephen A. Lasher. (Not shown: J.T. Trotter.)

                             [PHOTO APPEARS HERE]

 _____________________________________________________________________________
|                                                                             |
                              F I N A N C I A L

                                 R E V I E W

CONSOLIDATED BALANCE SHEETS  WEINGARTEN REALTY INVESTORS

Amounts in thousands, except per share amounts


As of December 31,                                            1994        1993
                                                            --------    --------
ASSETS
Property                                                    $ 735,134    $ 634,814
Accumulated Depreciation                                     (191,427)    (168,405)
                                                            ---------    ---------
    Property - net                                            543,707      466,409
Investment in Real Estate Joint Ventures and Partnerships       9,442        9,542
                                                            ---------    ---------
           Total                                              553,149      475,951
Mortgage Bonds and Notes Receivable from:
  Affiliate (net of deferred gain of $16,235)                  25,112       24,914
  Real Estate Joint Ventures and Partnerships                  13,590       10,090
Marketable Debt Securities (Held-to-Maturity)                  49,906       51,405
Unamortized Debt and Lease Costs                               16,997       15,038
Accrued Rent and Accounts Receivable (net of allowance
 for doubtful accounts of $1,007 in 1994 and $938 in 1993)     14,367       13,880
Cash and Cash Equivalents                                       3,295        3,226
Other                                                           5,621        7,538
                                                            ---------    ---------
                                Total                       $ 682,037    $ 602,042
                                                            =========    =========
Liabilities and Shareholders' Equity
Debt                                                        $ 229,597    $ 147,652
Accounts Payable and Accrued Expenses                          26,512       22,975
Other                                                           2,535        4,328
                                                            ---------    ---------
       Total                                                  258,644      174,955
                                                            ---------    ---------
Commitments and Contingencies

Shareholders' Equity:
   Preferred Shares of beneficial interest - par
     value, $0.03 per share; shares authorized:
     10,000; shares issued or outstanding: none
   Common Shares of beneficial interest - par value,
     $0.03 per share; shares authorized:
     150,000; shares issued and outstanding:
     26,368 in 1994 and 25,972 in 1993                            791          779
   Capital surplus                                            422,602      426,308
                                                            ---------    ---------
         Shareholders' equity                                 423,393      427,087
                                                            ---------    ---------
                                Total                       $ 682,037    $ 602,042
                                                            =========    =========

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED INCOME  WEINGARTEN REALTY INVESTORS

Amounts in thousands, except per share amounts

Years Ended December 31,                                        1994       1993       1992
                                                              --------   --------   --------
Revenues:
  Rentals                                                     $112,233   $ 95,791   $ 85,178
  Interest (including amounts from related parties of $2,478
    in 1994, $3,020 in 1993 and $2,340 in 1992)                  5,761      5,341      3,428
  Equity in earnings of real estate joint ventures
    and partnerships                                             1,330      1,093        736
  Other                                                          1,469      1,057        617
                                                              --------   --------   --------
       Total                                                   120,793    103,282     89,959
                                                              --------   --------   --------
Expenses:
  Depreciation and amortization                                 26,842     23,382     21,291
  Operating                                                     19,368     17,348     14,600
  Ad valorem taxes                                              15,433     12,887     11,372
  Interest                                                      10,694     10,046     18,689
  General and administrative                                     4,434      5,001      4,566
                                                              --------   --------   --------
       Total                                                    76,771     68,664     70,518
                                                              --------   --------   --------
Income from Operations                                          44,022     34,618     19,441
Gains (Loss) on Sales of Property and Securities                  (234)     1,631      1,807
                                                              --------   --------   --------
Income Before Extraordinary Charge                              43,788     36,249     21,248
Extraordinary Charge (penalty for early retirement of debt)                            1,167
                                                              --------   --------   --------
Net Income                                                    $ 43,788   $ 36,249   $ 20,081
                                                              ========   ========   ========
Per Common Share:
  Income Before Extraordinary Charge                          $   1.67   $   1.50   $   1.21
                                                              ========   ========   ========
  Net Income                                                  $   1.67   $   1.50   $   1.15
                                                              ========   ========   ========

Weighted Average Number of Common Shares Outstanding            26,190     24,211     17,503
                                                              ========   ========   ========

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS  WEINGARTEN REALTY INVESTORS

Amounts in thousands
Years Ended December 31,                                      1994       1993       1992
                                                            --------   --------   --------
Cash Flows from Operating Activities:
 Net Income                                                 $ 43,788   $ 36,249   $ 20,081
 Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                            26,842     23,382     21,291
     Real estate joint ventures and partnerships:
       Equity in earnings                                     (1,330)    (1,093)      (736)
       Cash distributions                                      1,238        904        606
     (Gains) loss on sales of property and securities            234     (1,631)    (1,807)
     Prepayment penalties associated with early
       extinguishment of debt                                                        1,167
     Amortization of direct financing leases                     585        920        502
     Net effect of changes in operating accounts              (5,883)    (1,222)    (2,830)
     Other, net                                                   69        132
                                                            --------   --------     -------
       Net cash provided by operating activities              65,543     57,641     38,274
                                                            --------   --------     -------
Cash Flows from Investing Activities:
  Property acquisitions and development                      (75,685)   (91,008)   (47,322)
  Notes receivable:
    Advances                                                  (6,557)    (3,775)     (8,570)
    Collections                                                2,694      3,423       2,582
  Proceeds from sales and disposition of property              3,063      1,741       1,822
  Proceeds from sales of marketable debt securities                      32,612      18,632
  Purchase of marketable debt securities                                (84,718)
  Investment in real estate joint ventures and partnerships     (249)    (2,803)     (2,216)
  Other                                                        2,519      1,213       1,523
                                                            --------   --------     -------
         Net cash used in investing activities               (74,215)  (143,315)    (33,549)
                                                            --------   --------     -------
Cash Flows from Financing Activities:
  Proceeds from issuance of:
    Debt                                                     145,251     71,834      42,042
    Common shares of beneficial interest                         410    113,190      64,210
  Principal payments of debt                                 (76,527)   (44,837)    (74,562)
  Dividends paid                                             (59,735)   (52,345)    (36,180)
  Other, net                                                    (658)       (94)     (1,176)
                                                            --------   --------     -------
          Net cash provided by (used in) financing
            activities                                         8,741     87,748      (5,666)
                                                            --------   --------     -------
Net increase (decrease) in cash and cash equivalents              69      2,074        (941)
Cash and cash equivalents at January 1                         3,226      1,152       2,093
                                                            --------   --------     -------
Cash and cash equivalents at December 31                    $  3,295   $  3,226     $ 1,152
                                                            ========   ========     =======

See Notes to Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          WEINGARTEN REALTY INVESTORS

1. Summary of Significant Accounting Policies

OPERATIONS of Weingarten Realty Investors, a Texas business trust, consist of one business segment--acquiring, developing and leasing of real estate, primarily community shopping centers, in Texas and throughout the southwestern part of the United States. The Company currently operates and intends to operate in the future as a real estate investment trust ("REIT").

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the Company, its subsidiaries and its interest in 50% or more-owned joint ventures and partnerships. All significant intercompany balances and transactions have been eliminated. Joint ventures, effectively owned more than 20%, but less than 50%, are accounted for using the equity method.

CARRYING CHARGES, principally interest and ad valorem taxes, of land under development and buildings under construction are capitalized as part of projects under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value.

PROPERTY is carried at cost plus capitalized carrying charges. Depreciation is computed using the straight-line method, generally over estimated useful lives of 18-50 years for buildings and 10-20 years for parking lot surfacing and equipment. Maintenance and repairs are expensed. Major replacements are capitalized and the replaced asset and corresponding accumulated depreciation is removed from the accounts.

MARKETABLE DEBT SECURITIES (HELD-TO-MATURITY), consisting of U. S. government agency guaranteed pass-through certificates and U.S. Treasury Notes, are carried at amortized cost. Premiums and discounts are amortized (accreted) to operations over the estimated remaining lives of the mortgage-backed securities using the constant yield method.

UNAMORTIZED DEBT AND LEASE COSTS are amortized primarily on a straight-line basis over the terms of the debt and over the lives of leases, respectively.

RENTAL REVENUE is generally recognized on a straight-line basis over the life of the lease for operating leases and over the lease terms using the interest method for direct financing leases. Contingent rentals (payments for taxes, maintenance and insurance by the lessees and for an amount based on a percentage of the tenants' sales) are estimated and accrued over the lease year.

INCOME PER COMMON SHARE is computed using the weighted average number of common shares outstanding during the period and excludes the negligible dilutive effect of shares issuable in connection with share options and awards.

CASH FLOWS are computed using the indirect method. For cash flow purposes, the Company considers all highly liquid debt instruments with a maturity of less than three months as cash equivalents.

DOLLAR AMOUNTS presented in the tabulations in the notes to consolidated financial statements are stated in thousands of dollars, except per share amounts.

RECLASSIFICATIONS have been made to prior years' amounts to conform with the current year presentation.

2. DEBT
     The Company's debt consists of the following:


December 31,                                    1994      1993
                                              --------  --------
Permanent trust-deed and
   mortgage notes payable to 2014
   at 6.0% to 10.5%, primarily
   with insurance companies                   $ 53,036  $ 41,066
Notes payable under revolving
   credit agreement                            145,000    40,350
Reverse repurchase agreements,
   due daily and collateralized by $31.9
   million of marketable debt securities        16,200    51,826
Industrial revenue bonds to 2014
   at 5.7% to 6.8% at
   December 31, 1994                             7,772     7,899
Obligations under capital leases                 6,048     6,119
Other                                            1,541       392
                                              --------  --------
     Total                                    $229,597  $147,652
                                              ========  ========

     At December 31, 1994, the variable interest rate for notes payable under the revolving credit agreement and the reverse repurchase agreement was 6.8% and 6.7%, respectively. The weighted average interest rate for the Company's short term debt for 1994 was 4.4%.

     The Company's debt can be summarized as follows:

December 31,                                 1994      1993
                                           --------  --------
As to interest rate:
   Fixed rate debt (including amounts
     fixed through interest rate swaps)    $102,278  $ 87,577
   Variable rate debt                       127,319    60,075
                                           --------  --------
        Total                              $229,597  $147,652
                                           ========  ========
As to collateralization:
   Secured debt                            $ 84,284  $147,439
   Unsecured debt                           145,313       213
                                           --------  --------
        Total                              $229,597  $147,652
                                           ========  ========

     Scheduled principal payments on the Company's debt (excluding $145.0 million potentially due under the Company's revolving credit agreement in 1997 and $16.2 million of reverse repurchase agreements) are due during the following years:


1995                 $ 9,410
1996                   1,253
1997                     770
1998                     840
1999                     720
2000 through 2004     41,087
2005 through 2009      4,627
Thereafter             3,642

     Certain debt is collateralized by various direct financing leases or other property and current and future rentals from these leases and properties. At December 31, 1994 and 1993, the carrying value of such property aggregated $257 million and $328 million, respectively.

     The Company has an unsecured $150 million revolving credit agreement with a bank syndication (the "Banks"). Although the agreement expires in November 1997, the Company has an annual option to request a one year extension of the agreement. Unless all of the banks in the syndication agree to the requested extension by the Company, the agreement expires on the scheduled date and all loans outstanding under the credit agreement are payable on the agreement's expiration. The Company intends to request an extension of the agreement in 1995 and expects that the Banks will agree to their request. During 1994, the maximum balance and weighted average balance outstanding under this agreement was $145 million and $98 million, (at 6.3%) respectively. The revolving credit agreement is subject to normal banking terms and conditions and does not adversely restrict the Company's operations or liquidity.

     The Company made cash payments for interest on debt, net of amounts capitalized, of $10.1 million in 1994, $9.4 million in 1993 and $18.3 million in 1992.

     Various debt agreements contain restrictive covenants, the most restrictive of which requires the Company to produce annual consolidated distributable cash flow, as defined by the agreements, of not less than 250% of interest payments, to limit the payment of dividends to no more than 100% of the Company's annual consolidated cash flow, to limit short term debt (as defined) to the greater of 33% of total debt or $200 million and uncollateralized assets must be at least 150% of unsecured debt. Management believes that the Company is in compliance with all restrictive covenants.

     In October 1992, the Company purchased three interest rate swap contracts with an aggregate notional amount of $40 million. Such contracts, which expire through 2004, have been outstanding since their purchase. The Company intends to hold such contracts through their expiration dates and to use them as a means of fixing a portion of the Company's variable rate debt. The interest rate swaps have an effective interest rate of 8.1%. The difference between the interest received and paid on the interest rate swaps is recognized as interest expense as incurred. The interest rate swaps increased interest expense and decreased net income as follows, in millions: $1.4 in 1994, $1.9 in 1993 and $.3 in 1992. The interest rate swaps increased the average interest rate for the Company's debt by the following amounts: .8% for 1994, 1.3% for 1993 and .1% for 1992. The Company currently has no financial exposure, in the unlikely event of default by the counterparty, because the Company has paid a higher rate of interest than it has received under these agreements.



3. PROPERTY

     The Company's property consists of the following:


December 31,                               1994      1993
                                         --------  --------
Land                                     $121,773  $110,704
Land under development                     50,537    38,966
Buildings and improvements                539,862   466,938
Construction in-progress                   13,111     7,771
Property under direct financing leases      9,851    10,435
                                         --------  --------
     Total                               $735,134  $634,814
                                         ========  ========

     The following carrying charges were capitalized:

December 31,                     1994      1993      1992
                                -------  --------  --------
Interest                        $ 1,670  $  1,114  $  2,025
Ad valorem taxes                    625       193       196
                                -------  --------  --------
     Total                      $ 2,295  $  1,307  $  2,221
                                =======  ========  ========

4. LEASING OPERATIONS

LEASING ARRANGEMENTS The Company's lease terms range from less than one year for smaller tenant spaces to thirty-five years for larger tenant spaces. In addition to minimum lease payments, most of the leases provide for contingent rentals.

RENTALS UNDER OPERATING LEASES Future minimum rental income from non-cancelable operating leases at December 31, 1994, in millions, is: $83.3 in 1995; $73.5 in 1996; $63.0 in 1997; $54.5 in 1998; $46.4 in 1999 and $349.4 thereafter. The future minimum rental amounts do not include estimates for contingent rentals. Such contingent rentals, in millions, aggregated $24.6 in 1994, $21.4 in 1993 and $19.5 in 1992.

PROPERTY UNDER DIRECT FINANCING LEASES Leases that are, in substance, the financing of an asset purchase by the party leasing the property are recorded as property under direct financing leases. The Company, in its capacity as lessor, has removed the leased property from the books and recorded the future lease payments receivable using the following components:


December 31,                      1994      1993
                                -------   --------
Total minimum lease payments
  to be received                $17,405   $ 19,280
Estimated residual values of
  leased property                 1,991      2,224
Unearned income                  (9,545)   (11,069)
                                -------   --------
     Property under direct
       financing leases         $ 9,851   $ 10,435
                                =======   ========

     The Company recognized rental revenue from direct financing leases as follows, in millions: $1.5 in 1994; $1.6 in 1993 and $2.0 in 1992. At December 31, 1994, minimum lease payments to be received in each of the five succeeding years, in millions, are: $1.9 in 1995; $1.8 in 1996 and 1997; $1.7 in 1998 and
$1.5 in 1999. The future minimum lease payments do not include amounts for contingent rentals; contingent rental income on properties leased under direct financing leases, in millions, was $.8 in 1994, $.6 in 1993 and $.8 in 1992.

5. LEASE COMMITMENTS

OPERATING LEASES The Company leases land and a shopping center from the owners, and then subleases these properties to other parties. Future minimum rentals under these operating leases, in millions, are: $1.4 in 1995; $1.3 in 1996; $1.2 in 1997 and 1998; $1.1 in 1999 and $14.9 thereafter.

     Future minimum rental payments on these leases have not been reduced by future minimum sublease rentals aggregating $15.7 million through 2017 that are due under various non-cancelable subleases. Rental expense (including insignificant amounts for contingent rentals) for operating leases aggregated, in millions: $1.6 in 1994; $1.6 in 1993 and $1.5 in 1992. Sublease rental revenue (excluding amounts for improvements constructed by the Company on the leased land) from these leased properties were as follows, in millions: $2.1 in 1994; $2.0 in 1993 and $1.6 in 1992.

CAPITAL LEASES Leases which transfer substantially all of the risks and benefits of ownership associated with the underlying property to the Company are considered capital leases, and the present value of the required lease payments are recorded as property and the related debt is recorded as obligations under capital leases. The debt is amortized as each lease payment is made. Property under capital leases, consisting of a shopping center aggregating $6.5 million, is included in buildings and improvements at December 31, 1994 and 1993.

     Future minimum lease payments under these capital leases total $12.2 million, with annual payments due of $.6 million in 1995 through 1999, and $9.3 million thereafter. The amount of these total payments representing interest is $6.1 million. Accordingly, the present value of the net minimum lease payments is $6.0 million at December 31, 1994.

     The Company subleases this property to other parties. The minimum lease payments discussed above have not been reduced by minimum sublease rentals aggregating $3.2 million due under non-cancelable subleases. Minimum sublease rentals do not include estimates for contingent rentals that aggregated approximately $.2 million in 1994, 1993, and 1992.

6. RELATED PARTY TRANSACTIONS

     The Company and Weingarten Realty Management Company (the "Management Company") were related parties during 1992 because the Management Company was owned by directors and shareholders of the Company. As the Company had only a few employees, its operations were primarily performed by employees of the Management Company through a contract to lease, manage and develop the Company's properties. The Company and WRI Holdings, Inc. ("Holdings") are related parties because they share certain directors and are under common management. See Note 8 for related party information about Holdings.

     Effective January 1, 1993, the assets of the Management Company, which were not material in relation to the Company's consolidated balance sheet, were acquired by the Company through the assumption of less than $.1 million of net liabilities from the shareholders of the Management Company. This event did not have a significant effect on 1993 earnings because the additional salaries paid as the result of this merger were offset by the various fees no longer being paid to the Management Company.

     The Management Company charged the Company fees aggregating $8.0 million for 1992, in connection with services rendered under the management contract. Fees paid under the management contract were generally based upon a specified percent of revenues, minimum lease rentals of space leased and costs incurred for acquisition, construction and development of the Company's properties.

     The Company owns an interest in several joint ventures and partnerships. Notes receivable from these entities bear interest at 4.0% to 10.5% at December 31, 1994 and are due at various dates through 2020. The Company recognized interest income on these notes aggregating, in millions: $.9 in 1994; $1.0 in 1993 and $.7 in 1992.

     Texas Commerce Bank National Association ("TCB") is a significant participant in and the agent for the Banks that provide the Company's $150 million syndicated revolving credit agreement. The Company and TCB have two common directors.

7. COMMITMENTS AND CONTINGENCIES
     The Company was contingently liable at December 31, 1994 for $1.2 million of notes payable executed by various joint ventures and partnerships.

     The Company is committed to lend Holdings an additional $5.2 million. The Company remains contingently liable for $.9 million of notes payable by Hospitality Venture which were transferred to Holdings in 1988.

     The Company is involved in various matters of litigation arising in the normal course of business. While the Company is unable to predict with certainty the amounts involved, the Company's management and counsel are of the opinion that, when such litigation is resolved, the Company's resulting liability, if any, will not have a significant effect on the Company's consolidated financial position.

     In connection with the acquisition of certain property in exchange for the Company's common shares in 1994, the Company entered into an agreement with the seller under which the Company essentially guarantees that its shares would exceed a specified value on a certain future date. If the shares' market value does not exceed the threshold specified in the agreement, the Company has the option to pay the seller the difference in cash, issue additional shares (based upon the then market value of the shares) for the difference or settle the difference by a combination of paying cash and issuing shares. The Company has the option to settle the agreement in June 1996, December 1996 or June 1997. If the Company had settled this agreement at December 31, 1994, the cash settlement amount would have been $1.5 million or a maximum of 40,561 shares would have been issued. The settlement amount would be considered additional consideration paid for the property, and be included in the basis of the property, provided such additional basis would not make the carrying value of the property exceed its fair market value.

8. INVESTMENT IN MORTGAGE BONDS AND NOTES RECEIVABLE From an Affiliate

     Concurrent with the Company being organized as a REIT in 1984, certain property and investments in joint ventures, which were considered to be incompatible with a REIT's operation and $3.5 million were transferred to Holdings in exchange for $26.8 million of mortgage bonds. The transfer price for the assets was based upon independent appraisals. The appraised values exceeded the Company's carrying value of the assets; however, because Holdings is a related party, the gain of $17.3 million was deferred by the Company. Holdings currently owns three investments: a 50% interest in Hospitality Venture, which owns and operates eight motor hotels in Florida and Alabama ("Hospitality"); unimproved land in a multi-use land development north of Houston ("River Pointe") and unimproved land in a major industrial park in Houston ("Railwood").

     The mortgage bonds and notes receivable from Holdings, and related deferred gain, were as follows:


December 31,                                     1994       1993
                                               --------   --------
Hospitality mortgage bonds, bearing
  interest at the greater of 16% or
  11% of gross receipts (as defined),
  due 2004 and collateralized by an
  interest in Hospitality Venture              $ 15,982   $ 15,982
Railwood mortgage bonds, bearing
  interest at 16% (payable at 10%),
  due 2004 and collateralized by
  unimproved land                                 6,223      6,223
River Pointe mortgage bonds, bearing
  interest at 16% (payable at 10%),
  due 1995 and collateralized by
  unimproved land                                 3,150      3,150
                                                -------    -------
     Total                                       25,355     25,355

River Pointe development notes receivable,
  bearing interest at prime rate plus 1%
  (9.5% at December 31, 1994), due
  December 1995 and collateralized by
  unimproved land                                10,612      9,907
Hospitality Venture note receivable under
  a credit agreement, bearing interest
  at prime rate plus 1% (9.5% at
  December 31, 1994), due August 1995
  and collateralized by property                    350      2,200
Note receivable, bearing interest at
  prime rate plus 1% (9.5% at December
  31, 1994), due June 1996 and
  collateralized by an interest in
  Hospitality Venture                             5,030      3,687
                                               --------   --------
     Total                                       41,347     41,149

Unrecognized portion of the deferred gain       (16,235)   (16,235)
                                               --------   --------
  Net investment                               $ 25,112   $ 24,914
                                               ========   ========

     Before 1988, Holdings was current on the payments of all interest; accordingly, the Company had recognized interest income on all the Holdings debt at the stated interest pay rates. During the fourth quarter of 1988, Holdings' cash flow and capital resources became insufficient to meet the full interest requirements on the mortgage bonds. The accrual of interest income on the River Pointe and Railwood mortgage bonds has been suspended and interest income on the Hospitality mortgage bonds has been limited to Holdings' pro rata share of cash flow from Hospitality Venture. Interest income from the mortgage bonds and notes receivable recognized by the Company for financial reporting purposes, in millions, aggregated $1.6 for 1994, $2.1 for 1993 and $1.6 for 1992. At December 31, 1994 and 1993, accrued interest receivable from Holdings was $.2 million and $.4 million, respectively.

     The Company had an unrecorded receivable for interest of $28.6 million and $22.3 million at December 31, 1994 and 1993, respectively. Of these amounts, $6.0 million and $5.4 million represent the difference between the accrual rate and the pay rate on the Railwood and River Pointe mortgage bonds at 1994 and 1993, respectively. Interest income not recognized by the Company for financial reporting purposes aggregated, in millions, $6.3, $5.2 and $4.9 for 1994, 1993 and 1992, respectively.

     Management of the Company believes that the fair market value of the security collateralizing debt from Holdings is greater than the net investment in such debt (cost less related deferred gain) and that there would not be a charge to operations if the Company were to foreclose on the debt. If foreclosure were required, the net investment in such debt would become the Company's basis of the repossessed assets. However, the Company does not currently anticipate foreclosure on Holdings' properties due to certain restrictions imposed on such assets in connection with the Company's REIT status. The Company's management presently does not believe that the net investment in the mortgage bonds and notes receivable from Holdings has been impaired nor that a reserve for any such impairment is currently required.

9. FEDERAL INCOME TAX CONSIDERATIONS

     Federal income taxes are not provided because the Company believes it qualifies as a REIT under the provisions of the Internal Revenue Code. Shareholders of the Company include their proportionate taxable income in their individual tax returns. As a REIT, the Company must distribute at least 95% of its ordinary taxable income to its shareholders and meet certain income source and investment restriction requirements.

     Taxable income differs from net income for financial reporting purposes principally because of differences in the timing of recognition of interest, ad valorem taxes, depreciation, rental revenue, pension expense and installment gains on sales of property. As a result of these differences, the book value of the Company's net assets exceeds its tax basis by $30.8 million at December 31, 1994. Such differences of books over (under) tax are primarily due to the following, in millions: $50.6 for property basis and depreciation and ($19.1) for additional interest income recognized for tax purposes on Holdings' debt.

     For federal income tax purposes, the cash dividends distributed to shareholders are characterized as follows:

                                 1994    1993    1992
                                ------  ------  ------
Ordinary income                  94.0%   86.9%   83.3%
Return of capital
  (generally non-taxable)         5.0%   10.2%   11.5%
Long-term capital gains           1.0%    2.9%    5.2%
                                ------  ------  ------
Total                           100.0%  100.0%  100.0%
                                ======  ======  ======

10. SHARE OPTIONS AND AWARDS

     The Company has an incentive Share Option Plan (the "Plan") which expires in December 1997. During 1991, the Company amended the Plan to add awards of shares of beneficial interest, at nominal cost to the recipient, in addition to options. The Plan provides options and awards for a maximum of 500,000 common shares. The Company has an additional share option plan which grants 100 share options to every employee of the Company, excluding executive officers, upon completion of each five year interval of service. This plan, which expires in 2002, provides options for a maximum of 100,000 common shares. For both of the share option plans, options are granted to employees of the Company at an exercise price equal to the quoted fair market value of the common shares on the date the options are granted. All options and awards that are granted expire upon termination of employment or ten years from the date of the grant.

     Following is a summary of the option activity of the plans for the three years ended December 31, 1994:


                                  Shares Under    Option Price
                                     Option         Per Share
                                  ------------   ---------------
Outstanding, January 1, 1992           108,275   $19.50 - $25.00
Granted                                159,500    31.00 -  34.00
Cancelled                               (1,500)   25.00
Exercised                              (37,950)   19.50 -  25.00
                                       -------
Outstanding, December 31, 1992         228,325    19.50 -  34.00
Granted                                 11,700    36.88 -  44.00
Exercised                              (11,425)   19.50 -  36.88
                                       -------
Outstanding, December 31, 1993         228,600    19.50 -  44.00
Granted                                551,950    33.00 -  40.50
Cancelled                              (14,800)   31.00 -  41.50
Exercised                              (18,500)   19.50 -  31.00
                                       -------
Outstanding, December 31, 1994         747,250    19.50 -  44.00
                                       =======

     At December 31, 1994, 24,034 common shares were available for the future grant of options or awards and options for 159,933 shares were exercisable.

     On January 3, 1994, the Company issued 62,900 restricted shares and granted 434,400 share options under a compensatory Incentive Share Plan for key officers of the Company. This plan, which expires in 2003, provides for a total of 500,000 shares, either in the form of restricted shares or options. The restricted shares generally vest over a ten year period, with potential acceleration of vesting due to appreciation in the market value of the

Company's shares. The share options vest over a five year period beginning two years after the date of grant. Share options were granted at the market price on the date of grant. The Company recognized $.2 million in compensation expense during 1994 relating to the restricted shares.

     During 1991, 56,000 shares of beneficial interest were granted as awards to certain key officers of the Company and the Management Company. All of these common shares had vested and were issued at December 31, 1994. Compensation expense relating to the share awards aggregated, in millions, $.5 in 1994, $.6 in 1993 and $.4 in 1992.

11. Changes in Operating Accounts
     The effect of changes in the operating accounts on cash flows from operating activities is as follows:


                                       1994      1993      1992
                                     --------  --------  --------
Increase in:
  Accrued rent and accounts
   receivable                        $(2,632)  $(1,635)  $  (413)
  All other assets - primarily
   unamortized lease costs            (3,309)   (5,459)   (3,591)
Increase in:
  Accounts payable and accrued
   expenses (excluding
   amounts applicable to
   construction in-progress)              58     5,872     1,174
                                     -------   -------   -------
Net effect of changes in
   operating accounts                $(5,883)  $(1,222)  $(2,830)
                                     =======   =======   =======

     During 1994, the Company issued .3 million common shares valued at $11.4 million and assumed $13.4 million of debt in connection with the purchase of property. During 1993, $123.0 million in convertible debentures and notes were converted into 3.9 million common shares of beneficial interest. During 1992, the Company converted $4.1 million of convertible debentures into .1 million common shares and .4 million common shares valued at $14.6 million to a partner for the purchase of the partner's interest in a joint venture.

12. SHAREHOLDERS' EQUITY
     Following is a summary of changes in the Company's shareholders' equity for the three years ended December 31, 1994:


                                  Common   Capital   Retained
                                  Shares   Surplus   Earnings
                                 --------  --------  ---------
Balance, January 1, 1992           $499    $137,903  $     22
  Net income                                           20,081
  Public offering                    60      63,393
  Property acquisition               12      14,538
  Conversion of debentures            4       3,911
  Benefit plans                       2       1,122
  Cash dividends ($2.04
   per share)                               (16,077)  (20,103)
                                -------    --------   -------
Balance, December 31, 1992          577     204,790      -
  Net income                                           36,249
  Public offering                    85     112,890
  Conversion of notes and
   debentures                       116     123,877
  Benefit plans                       1         847
  Cash dividends ($2.16
   per share)                               (16,096)  (36,249)
                                -------    --------   -------
Balance, December 31, 1993          779     426,308      -
  Net income                                           43,788
  Property acquisition                9      11,392
  Benefit plans                       3                   849
  Cash dividends ($2.28
   per share)                               (15,947)  (43,788)
                                -------    --------   -------
Balance December 31, 1994       $   791    $422,602   $   -
                                =======    ========   =======

13. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value was determined by the Company, using available market information and appropriate valuation methodologies as of December 31, 1994. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize upon disposition of the asset. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Unless otherwise described below, all other financial instruments of the Company are carried at amounts which approximate their fair values.

MARKETABLE DEBT SECURITIES HELD-TO-MATURITY have an estimated market value of $45.8 million. Such securities include $16.5 million of U.S. government agency guaranteed pass-through certificates which mature through 2008 and $29.3 million of U.S. Treasury Notes which mature in 2000. The Company estimates that these securities will mature, in millions, as follows: $1.5 in 1995; $38.1 in 1996 through 2000 and $10.3 thereafter.

MORTGAGE BONDS AND NOTES RECEIVABLE FROM AN AFFILIATE were not fair valued because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such bonds and notes receivable. However, management of the Company believes that the fair value of the security collateralizing such bonds and notes receivable is greater than the net investment in such instruments (cost less related deferred gain).

FIXED RATE DEBT with carrying values of $102.3 million have fair values of $103.3 million, which were estimated based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. The Company believes that the carrying value of its $127.3 million of variable rate debt is equivalent to its fair value.

INTEREST RATE SWAP AGREEMENTS are valued at amounts at which they could be settled. Settlement amounts are based upon estimates obtained from dealers. If the Company had settled these agreements with the counterparty at December 31, 1994, the Company would have received $.4 million from the counterparty.

     The fair value estimates represented herein are based on pertinent information available to management as of December 31, 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

14. PENSION PLAN

     Effective January 1, 1993, the Company acquired the assets of the Management Company, including a defined benefit pension plan covering substantially all of its employees. This plan was merged with the plan of the Company, effective January 1, 1993. The benefit formula for both pre-existing plans is identical to the formula for the surviving merged plan.

     The benefits are based on years of service and the employee's compensation during the last five years of service. The Company's funding policy is to make annual contributions as required by applicable regulations.

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at:

                                           1994     1993
                                          ------   ------
Actual present value of:
  Vested benefit obligation               $5,218   $4,785
                                          ======   ======
  Accumulated benefit obligation          $5,278   $5,017
                                          ======   ======
  Projected benefit obligation            $6,748   $7,412
  Plan assets at fair value, primarily
   common stocks and bonds                 6,270    6,703
                                          ------   ------
  Projected benefit obligation in
   excess of plan assets                    (478)    (709)
  Unrecognized prior service cost            196      404
  Unrecognized net (gain) loss               (33)     212
  Unrecognized net transition asset         (198)    (271)
                                          ------   ------
  Pension liability recognized in
   the balance sheet                      $ (513)  $ (364)
                                          ======   ======

     The components of net periodic pension cost for the years ended December 31, 1994 and 1993 are as follows:

Service cost of benefits earned
  during the year                         $  248   $  115
Interest cost on projected benefit
  obligation                                 422      482
Actual return on plan assets                 428     (646)
Net amortization and deferral               (948)     135
                                          ------   ------
     Total                                $  150   $   86
                                          ======   ======

     Assumptions used to develop periodic pension expense and the actuarial present value of projected benefit obligations for:

                                           1994     1993
                                          ------   ------
Weighted average discount rate              7.0%     7.0%
Expected long-term rate of return
  on plan assets                            7.0%     7.0%
Rate of increase in compensation levels     5.5%     5.5%


     Disclosure for the Company's pension plan for 1992 is not included since such plan was not significant prior to the merger of the Management Company.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
     Summarized quarterly financial data for the years ended December 31, 1994 and 1993 is as follows:


                        First   Second    Third   Fourth
                       -------  -------  -------  -------
1994:
  Revenues             $28,889  $29,416  $31,126  $31,362
  Net income            10,591   10,216   11,873   11,108
  Net income per
   common share            .41      .39      .45      .42

1993:
  Revenues             $24,206  $25,009  $26,836  $27,231
  Net income             7,746    8,447    9,470   10,586
  Net income per
   common share            .38      .34      .37      .41

16. PRICE RANGE OF COMMON SHARES
(UNAUDITED)

     The high and low sale prices per share of the Company's shares, as reported on the New York Stock Exchange composite tape, and dividends per share paid for the periods indicated were as follows:


                High      Low    Dividends
               -------  -------  ---------
1994:
  First        $40 1/2  $36 3/8       $.57
  Second        39 7/8   36 3/4        .57
  Third         39 1/2   34 3/4        .57
  Fourth        38 1/8   32 3/4        .57

1993:
  First        $44      $36 1/2       $.54
  Second        43 5/8   37 7/8        .54
  Third         45 1/4   40 7/8        .54
  Fourth        43 3/4   36 1/2        .54


            I N D E P E N D E N T  A U D I T O R S'  R E P O R T
                         WEINGARTEN REALTY INVESTORS






        We have audited the accompanying consolidated balance sheets of Weingarten Realty Investors as of December 31, 1994 and 1993, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Weingarten Realty Investors at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


February 22, 1995
Houston, Texas

SELECTED FINANCIAL DATA   WEINGARTEN REALTY INVESTORS

        The following table sets forth selected consolidated financial data with respect to the Company and should be read in conjunction with the Consolidated Financial Statements.

Amounts in thousands, except per share amounts
Years Ended December 31,                                1994       1993       1992       1991       1990
                                                      --------   --------   --------   --------   --------
Revenues (primarily real estate rentals)              $120,793   $103,282   $ 89,959   $ 82,645   $ 76,863
Expenses:
  Depreciation and amortization                         26,842     23,382     21,291     19,019     17,699
  Interest                                              10,694     10,046     18,689     20,157     19,938
  Other                                                 39,235     35,236     30,538     26,119     23,071
                                                      --------   --------   --------   --------   --------
    Total                                               76,771     68,664     70,518     65,295     60,708
                                                      --------   --------   --------   --------   --------
Income from operations                                  44,022     34,618     19,441     17,350     16,155
Gains (loss) on sales of property and securities          (234)     1,631      1,807        608        327
Extraordinary charge (1)                                                      (1,167)
                                                      --------   --------   --------   --------   --------
Net Income                                            $ 43,788   $ 36,249   $ 20,081   $ 17,958   $ 16,482
                                                      ========   ========   ========   ========   ========
Funds from Operations (2):
  Net income                                          $ 43,788   $ 36,249   $ 20,081   $ 17,958   $ 16,482
  Depreciation and amortization                         26,842     23,382     21,291     19,019     17,699
  (Gains) loss on sales of property and securities         234     (1,631)    (1,807)      (608)      (327)
  Extraordinary charge (1)                                                     1,167
                                                      --------   --------   --------   --------   --------
    Total                                             $ 70,864   $ 58,000   $ 40,732   $ 36,369   $ 33,854
                                                      ========   ========   ========   ========   ========
Weighted average number of
 common shares outstanding                              26,190     24,211     17,503     16,580     16,279

Net income per common share                           $   1.67   $   1.50   $   1.15   $   1.08   $   1.01
Cash dividends per common share                       $   2.28   $   2.16   $   2.04   $   1.92   $   1.88

Property (at cost)                                    $735,134   $634,814   $540,671   $482,732   $435,457
Total assets                                          $682,037   $602,042   $472,303   $440,088   $415,858
Debt and convertible notes and debentures             $229,597   $147,652   $243,627   $280,217   $249,686


(1) Relates to prepayment penalties paid in connection with the early retirement of debt.

(2) Funds from operations do not represent cash flows from operations and should not be considered as an alternative to net income.

Trust Managers   Weingarten Realty Investors


Stanford Alexander         Chairman/Chief Executive Officer, Weingarten Realty Investors
Andrew M. Alexander        Executive Vice President/Asset Management, Weingarten Realty Investors;
                            President, Weingarten Realty Management Company
Martin Debrovner           President/Chief Operating Officer, Weingarten Realty Investors
Melvin A. Dow              Chairman/Chief Executive Officer, Dow, Cogburn & Friedman, P.C.
Stephen A. Lasher          President, The GulfStar Group, Inc.
Joseph W. Robertson, Jr.   Executive Vice President/Chief Financial Officer, Weingarten Realty Investors
Douglas W. Schnitzer       President, Senterra Development
Marc J. Shapiro            Chairman/Chief Executive Officer, Texas Commerce Bank, N.A.
J. T. Trotter              Private Investor

Officers
Stanford Alexander         Chairman/Chief Executive Officer
Martin Debrovner           President/Chief Operating Officer
Andrew M. Alexander        Executive Vice President/Asset Management
Joseph W. Robertson, Jr.   Executive Vice President/Chief Financial Officer
Gary Cunningham            Vice President/New Development and Acquisitions
M. Candace DuFour          Vice President/Acquisitions and Secretary
Johnny L. Hendrix          Vice President/Leasing
Joseph W. Karp             Vice President/Operating Properties
John J. Marcisz            Vice President/Construction
Stephen C. Richter         Vice President/Financial Administration and Treasurer
Jeffrey  A. Tucker         Vice President/General Counsel
Steven R. Weingarten       Vice President/Leasing
Peggy Sivers               Assistant Secretary and Assistant Treasurer

Departments
Patricia A. Bender         Associate Director/Leasing
Janet Brown                Director/Sales and Acquisitions
Brenda Corn                Director/Human Resources
David Daleiden             Director/Market Research
Rick Hollingsworth         Director/Commercial Properties
Rick D. Jacobsen           Director/Financial Analysis
Freddye Kelly              Director/Corporate Communications
Arnie Ostrin               Director/Computer Services
Timothy F. Seckinger       Associate Director/Leasing
Robert Smith               Associate Director/Leasing

SHAREHOLDER INFORMATION   WEINGARTEN REALTY INVESTORS


TRANSFER AGENT, REGISTRAR, DIVIDEND
DISBURSING AND REINVESTMENT AGENT
Society National Bank
c/o KeyCorp Shareholder Services, Inc., Houston, Texas
1-800-539-6549 or 713-546-5500

AUDITORS
Deloitte & Touche llp  Houston, Texas

COUNSEL
Dow, Cogburn & Friedman, P.C.  Houston, Texas
Andrews & Kurth L.L.P.  Houston, Texas

STOCK LISTING
New York Stock Exchange (WRI)

MEMBERSHIPS
National Association of Real Estate Investment Trusts, Inc.
International Council of  Shopping Centers
Urban Land Institute

FORM 10-K
   A copy of the annual report on form 10-K filed with the Securities and Exchange Commission is available to security holders, without charge, upon written request to the Director of Corporate Communications.

ANNAUL MEETING
        Shareholders are invited to attend the Annual Shareholders' Meeting, to be held at 4:00 p.m. on Thursday, April 27, 1995, at the Houstonian Hotel, 111 N orth Post Oak Lane, Houston, Texas.

SHAREHOLDER CONTACT
        Shareholders are encouraged to contact the Company with questions or requests for information. Inquiries should be directed to:

Freddye Kelly
Director, Corporate Communications
Weingarten Realty Investors
P. O. Box 924133
Houston, Texas 77292-4133
713-866-6000 or by calling 1-800-298-9974.

DIVIDEND REINVESTMENT PLAN

        WRI offers a dividend reinvestment plan which enables its shareholders to automatically reinvest dividends as well as make voluntary cash payments towards the purchase of additional shares. To receive more information, contact either KeyCorp Shareholder Services, Inc., Houston, Texas, at 1-800-539-6549, or Weingarten Realty Investors' Corporate Communications Department at 1-800-298-9974.

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Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, Texas 77292-4133
713-866-6000